                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )
                                         ------

                      New Century Financial Corporation
                     ----------------------------------
                              (Name of Issuer)

                                COMMON STOCK
                     ----------------------------------
                       (Title of Class of Securities)

                                 64352 D 10 1
                     ----------------------------------
                              (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                  Page 1 of 5

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CUSIP No. 64352 D 10 1                 13G               Page  2   of  5   Pages
          ------------                                        ---     ---

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     CORNERSTONE EQUITY PARTNERS, L.L.C.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   / /
     (See Instructions)                                              (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     Arizona
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                       -0-
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                        -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    -0-
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    3,370,656
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,370,656
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   / /
     (See Instructions)
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     23.9%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)
     OO
-------------------------------------------------------------------------------

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ITEM 1(a)  NAME OF ISSUER:

           New Century Financial Corporation (the "Issuer")
-------------------------------------------------------------------------------


ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           18400 Von Karman, Suite 1000, Irvine, California 92612
-------------------------------------------------------------------------------


ITEM 2(a)  NAME OF PERSON FILING:

           Cornerstone Equity Partners, L.L.C.
-------------------------------------------------------------------------------


ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OF CORNERSTONE EQUITY PARTNERS, L.L.C.

           5050 North 40th Street, Suite 310, Phoenix, Arizona 85018
-------------------------------------------------------------------------------


ITEM 2(c)  CITIZENSHIP:

           Cornerstone Equity Partners, L.L.C.: Arizona
-------------------------------------------------------------------------------


ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.01 par value ("Issuer Common")
-------------------------------------------------------------------------------


ITEM 2(e)  CUSIP NUMBER:

           64352 D 10 1
-------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable


-------------------------------------------------------------------------------
ITEM 4.  OWNERSHIP

    CORNERSTONE EQUITY PARTNERS, L.L.C.:

    (a) AMOUNT BENEFICIALLY OWNED:  3,370,656 (A)

    (b) PERCENT OF CLASS:  23.9%

    (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)    sole power to vote or to direct the vote:  -0-

        (ii)   shared power to vote or to direct the vote:  -0-


                                  Page 3 of 5
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        (iii)  sole power to dispose or to direct the disposition of:  -0-

        (iv)   shared power to dispose or to direct the disposition of:
               3,370,656 (A)

    (A) All shares are owned of record by Cornerstone Fund I, L.L.C., an Arizona limited liability company, of which Cornerstone Equity Partners, L.L.C. is a member. Under the Amended and Restated Operating Agreement of Cornerstone Fund I, L.L.C., Cornerstone Equity Partners has the right to approve any disposition of Issuer Common held by Cornerstone Fund I, L.L.C.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


ITEM 9.  DISSOLUTION OF GROUP

         Not applicable.


ITEM 10. CERTIFICATION

         Not applicable.


                                  Page 4 of 5
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                                  SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                       February 15, 1996

                                       CORNERSTONE EQUITY PARTNERS, L.L.C.


                                       By: /s/ Sherman Chu
                                           ------------------------------------

                                       Title: Manager
                                              ---------------------------------



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